May 6, 2019

Paul Adler
President and Chief Financial Officer
Global Diversified Marketing Group Inc.
4042 Austin Boulevard, Suite B
Island Park, New York 11558

       Re: Global Diversified Marketing Group Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 16, 2019
           File No. 000-55889

Dear Mr. Adler:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 11. Executive Compensation , page 10

1. Please provide the summary compensation table as required by Item 402(n) of Regulation
      S-K.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Paul Adler
Global Diversified Marketing Group Inc.
May 6, 2019
Page 2

       Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Kevin Dougherty, Attorney-Advisor, at (202) 551-3271 with any questions.



                                                         Sincerely,
FirstName LastNamePaul Adler
                                                     Division of Corporation
Finance
Comapany NameGlobal Diversified Marketing Group Inc.
                                                     Office of Natural
Resources
May 6, 2019 Page 2
cc:       Lee Cassidy
FirstName LastName